FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  17 July 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 Germany sent to the London Stock Exchange on 17 July 2003 press release

PR0330

                    O2 GERMANY WINS MAJOR BUSINESS CONTRACT
                       BMW Group extends use of O2 Genion


Released:  17 July 2003

mmO2 plc today announced that O2 Germany has won a further major contract with BMW to equip its plant in Leipzig with the O2 Genion mobile service.

Under this agreement, around 1,500 employees at the plant will be provided with O2 Genion handsets, enabling them to make mobile calls with reduced tariffs when they are within their work premises. More than 5,000 employees are already using the Genion service at other BMW production plants in Dingolfing, Landshut, Regensburg and Berlin as part of an existing deal.

Rudolf Groger, chief executive of O2 Germany, said: "We are delighted to strengthen our relationship with BMW. Genion has propelled us to further success in the German market and now more than 60 per cent of our post-paid customer base use the service. A unique product in Germany, it has allowed us to attract major customers in the business sector, including such names as Caritas Stuttgart, Voith Turbo and Thuringer Energie AG."


                                     -ends-


mmO2

Following the recent sale of O2 Netherlands, mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has approximately 18.2 million customers and some 11,750 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 19.4% of total service revenues in the quarter ending 31 March 2003.

mmO2 Contacts:

David Nicholas
Head of Media Relations
mmO2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 July 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary